EXHIBIT 99.1

PRESS RELEASE

Banro Provides Update

Toronto, Canada – July 13, 2012 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") wishes to provide a brief comment on its operations in respect of disturbances in the NE DRC which are being reported by various media.

While the Company is aware of activities along the northeast border of the DRC, Banro’s Twangiza gold mine continues to operate unaffected by this, and the Company is carrying on with its planned activities at its other projects at Namoya, Kamituga and Lugushwa. Banro has a number of supply route options for its Twangiza operation, including those through Burundi and/or Tanzania – routes which have been established to service the logistical requirements of the Namoya development project and these continue to operate seamlessly. Development at Banro’s second gold mine, Namoya, is progressing as are adjustments to the processing plant at Twangiza (see Banro press release dated June 21, 2012) which are on schedule.

The international community is closely monitoring NE DRC activities and is being proactive in dealing with this isolated pocket of disturbance. The Company is confident that this current situation, which has attracted the attention of the media, will be resolved through such efforts, as has been the case with similar situations in the past.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt.  The initial focus of the Company is on oxides, which attract a lower technical and financial risk to the Company and will also maximize cash flows in order to develop the belt with minimal further dilution to shareholders.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Simon Village, CEO & President
Tel: +44 1959 575 039

Arnold T. Kondrat, Executive Vice-President
Tel: +1 (416) 366-2221

Naomi Nemeth, Investor Relations
Tel: +1 (416) 366-9189 or +1-800-714-7938, Ext 2802
E: info@banro.com

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, cash flow and costs,  estimated project economics and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the Democratic Republic of the Congo; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.